

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

February 18, 2010

Mr. John A. Kritzmacher
Chief Financial Officer
Global Crossing Limited
Wessex House
45 Reid Street
Hamilton HM 12, Bermuda

> **RE: Global Crossing Limited
> Form 10-K for Fiscal Year Ended December 31, 2008
> Filed March 4, 2009
> File No. 1-16201**

Dear Mr. Kritzmacher:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


Sincerely,

Larry Spirgel
Assistant Director
